

September 23, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
        Issuer CIK: 0001100663
        Issuer File Number: 333-92935/811-09729
        Form Type: 8-A12B
        Filing Date: September 23, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- iShares ESG Screened S&P 500 ETF (KWT)
- iShares ESG Screened S&P Mid-Cap ETF (XJH)
- iShares ESG Screened S&P Small-Cap ETF (XJR)
- iShares 25+ Year Treasury STRIPS Bond ETF (GOVZ)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Initial Listings Analyst